UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2/Final Amendment)*
Harris Stratex Networks, Inc.

(Name of Issuer)
Class A common stock, par value $0.01

(Title of Class of Securities)
41457P 20 5

(CUSIP Number)
Scott T. Mikuen
Vice President, Associate General Counsel
and Secretary
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919
(321) 727-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 27, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41457P 20 5	Page	2	of	4

1	NAMES OF REPORTING PERSONS Harris Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 4 Pages

     This Amendment No. 2/Final Amendment on Schedule 13D (the “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 5, 2007, as amended by Amendment No. 1 on Schedule 13D filed on April 2, 2009 (the “Schedule 13D”).
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended by adding the following:
     On March 31, 2009, Harris announced that its Board of Directors approved the spin-off to its shareholders of all of its equity interest in the Issuer (the “Spin-off”). The Spin-off was effected by means of a pro rata taxable dividend. The record date for this dividend is May 13, 2009 (the “Record Date”) and the payment date is May 27, 2009 (the “Distribution Date”). Immediately prior to the Spin-off, Harris exchanged all of its 32,913,377 Class B Shares for an equal number of Class A Shares of the Issuer. Harris distributed those Class A Shares on the Distribution Date by dividend to eligible Harris shareholders at a ratio of 0.248418 of a Class A Share for each share of Harris common stock outstanding at the close of business on the Record Date (May 13, 2009). As a result of the Spin-off, Harris no longer owns Class A Shares or Class B Shares.
     As a result of the Spin-off, the Investor Agreement (as defined in Item 6 below) will terminate pursuant to its terms and, among other things, Harris will no longer have the right to appoint or elect any directors of the Issuer.
     On April 2, 2009, Howard L. Lance, the Chairman of the Board and Chief Executive Officer of Harris, submitted his resignation as a director of the Issuer, effective upon completion of the Spin-off. Mr. Lance’s resignation as a director of the Issuer is now effective.
Item 5. Interest in the Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended by adding the following:
     (a).
     After the completion of the Spin-off on May 27, 2009, Harris no longer owns any Class B Shares or Class A Shares of the Issuer.
     (c).
     On May 27, 2009, Harris disposed of its entire equity interest in the Issuer, as described in Item 4 of this Schedule 13D and incorporated by reference into this Item 5(c) of this Schedule 13D.
     (e).
     After the completion of the Spin-off on May 27, 2009, Harris is no longer the beneficial owner of any equity securities of the Issuer.

Page 3 of 4 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 28, 2009

HARRIS CORPORATION
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Vice President, Associate General Counsel and Secretary

Page 4 of 4 Pages